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Schedule 13D                                                       Page 1 of 7

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                                  divine, inc.
                                (Name of Issuer)

                              class A common stock
                         (Title of Class of Securities)

                                  255404 10 9
                                 (CUSIP Number)

           Robert Gett, 89 South Street Boston MA 02111 (617)531-3700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 5, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13D                                                       Page 2 of 7

CUSIP No.
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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only.)

          Viant Corporation IRS Identification No.: 77-0427302
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  / /
          (b)  / /
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     3.   SEC Use Only
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     4.   Source of Funds (See Instructions) 00
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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     6.   Citizenship or Place of Organization Delaware
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Number of               7.   Sole Voting Power N/A
Shares                  --------------------------------------------------------
Beneficially            8.   Shared Voting Power 57,190,005 (1)
Owned by                --------------------------------------------------------
Each                    9.   Sole Dispositive Power N/A
Reporting               --------------------------------------------------------
Person With             10.  Shared Dispositive Power N/A
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          57,190,005
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)
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     13.  Percent of Class Represented by Amount in Row (11) 12.3
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------
(1) 57,190,005 shares of divine, inc. class A common stock are subject to Voting Agreements (as defined in Item 3) entered into by Viant and certain stockholders of divine, inc. (discussed in Items 3 and 4 below). Viant expressly disclaims beneficial ownership of any of the shares of divine, inc. class A common stock covered by the Voting Agreements. Based on the number of shares of divine, inc. class A common stock outstanding as of April 3, 2002
(as represented by divine, inc. in the Merger Agreement discussed in Items 3 and 4), the number of shares of divine, inc. class A common stock indicated represents approximately 12.3% of the outstanding divine, inc. Class A common stock.

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Schedule 13D                                                       Page 3 of 7

ITEM 1. SECURITY AND ISSUER

Class A common stock. divine, inc., 1301 North Elston Avenue, Chicago, IL 60622

ITEM 2. IDENTITY AND BACKGROUND

         (a)      Viant Corporation, a Delaware corporation (Viant);

         (b) Address of Principal Office and Business: 89 South Street, Boston, MA 02111;

         (c) Principal Business: Viant is a provider of professional services

         (d) Neither Viant nor, to Viant's knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Item 2(d).

         (e) Neither Viant nor, to Viant's knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Item 2(e).

         (f) To Viant's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, and present principal occupation or other employment, and the name, principal business and address of any corporation or organization in which such employment is conducted, of each of the directors and executive officers of Viant as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As an inducement for Viant to enter into the Merger Agreement (as defined in Item 4) and in consideration thereof, certain stockholders of divine (John A. Cooper, Michael Cullinane, Andrew Filipkowski, Arthur Hahn, Kurt Mueller, Jude Sullivan, Aleksander Szlam, and James Cowie (collectively, the "Stockholders")), each entered into a Parent Company Voting Agreement with Viant (collectively, the "Voting Agreements"). Viant did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 and 2 respectively, to this Statement, and are incorporated herein in their entirety where such references and descriptions appear.

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Schedule 13D                                                       Page 4 of 7

ITEM 4. PURPOSE OF TRANSACTION

         (a) - (b): Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of April 5, 2002 (the "Merger Agreement"), among Viant, DVC Acquisition Company, a Delaware corporation and wholly-owned subsidiary of divine ("Merger Sub"), and divine, and subject to the conditions set forth therein (including approval by stockholders of divine and Viant), Merger Sub will merge with and into Viant, and Viant will become a wholly-owned subsidiary of divine (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Viant.

         As a result of the Merger, each outstanding share of Viant common stock outstanding as of the date of the Merger Agreement, (subject to adjustment as set forth in the Merger) will be converted into the right to receive 3.977 shares of divine's class A common stock. Each outstanding option to purchase Viant common stock will be assumed by divine and become exercisable for that number of shares of divine Class A common stock equal to
(i) the number of shares under each such option multiplied by (ii) approximately 4.85 (as calculated as of April 1, 2002 ("Conversion Ratio")(subject to adjustment as set forth in the Merger Agreement)), with an exercise price equal to the exercise price of the option divided by the Conversion Ratio. In addition, each stockholder shall be entitled to such holders pro-rata portion of Viant's planned distribution of $24.0 million, to be distributed in connection with the consummation of the Merger. The record date for the distribution has not yet been established.

         Each of the Stockholders has, by executing a Voting Agreement, agreed to vote such shares of divine class A common stock beneficially owned by him (whether currently held or acquired after the date of execution of the Voting Agreement) (the "Shares") (i) in favor of the issuance of shares of divine class A common stock in the Merger, and the other actions contemplated by the Merger Agreement and (ii) not in favor of any corporate action which when consummated would frustrate the purpose of, or prevent or delay the consummation of the Merger. Each of the Stockholders may vote the Shares owned by such Stockholder on all other matters. Each Voting Agreement terminates upon the termination of the Merger Agreement in accordance with its terms.

         The purpose of the Voting Agreements is to assist Viant, Merger Sub, and divine in consummating the transaction contemplated by the Merger Agreement.

         (c) - (i): Not applicable

         (j): Other than described above, Viant currently does not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Viant reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b): As a result of the Voting Agreements, Viant may be deemed to be the beneficial owner of 57,190,005 shares of divine class A common stock. Such divine class A common stock constitutes approximately 12.3% of the issued and outstanding shares of divine class A common stock based on the number of shares of divine class A common stock outstanding as of April 3, 2002 (as represented by divine in the Merger Agreement discussed in Items 3 and 4). Viant may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Viant (i) is not entitled to any rights as a stockholder of divine as to the Shares other than as described above and (ii) disclaims any beneficial ownership of the shares of divine class A common stock that are covered by the Voting Agreements.

         (c): To the knowledge of Viant, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d): To the knowledge of Viant, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of divine.

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Schedule 13D                                                       Page 5 of 7

         (e): Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement, the exhibits thereto, and the Voting Agreements, to the knowledge of Viant, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of divine, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger and Reorganization, dated April 5, 2002 by and among divine, Merger Sub and Viant.

         2. Voting Agreement, dated April 5, 2002, between Viant and John A. Cooper, Michael Cullinane, Andrew Filipkowski, Arthur Hahn, Kurt Mueller, Jude Sullivan, Aleksander Szlam, and James Cowie.

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Schedule 13D                                                       Page 6 of 7


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viant Corporation

April 16, 2002
--------------------------------------------------------------------------------
Date

/s/ M. Dwayne Nesmith
--------------------------------------------------------------------------------
Signature

M. Dwayne Nesmith, Chief Financial Officer
--------------------------------------------------------------------------------
Name/Title

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Schedule 13D                                                       Page 7 of 7


                                   SCHEDULE A

     NAME AND BUSINESS ADDRESS                PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Jenne K. Britell                         Chairman and CEO,
1820 Rittenhouse Square                  Structured Ventures, Inc.
Philadelphia, PA 19103
--------------------------------------------------------------------------------
Bob Gett                                 CEO and Chairman of the Board,
89 South Street, 2nd Floor               Viant Corporation
Boston, MA 02493
--------------------------------------------------------------------------------
John Gibbons                             Consultant, Federal Home
6400 Shadow Road                         Loan Bank System
Chevy Chase, MD 20815
--------------------------------------------------------------------------------
Bill Kelvie                              Chairman and CEO,
1801 Rockville Pike, Suite 360           Overture Corp.
Rockville, MD 20852
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Venetia Kontogouris                      President,
325 Riverside Avenue                     Trident Capital, Inc.
Westport, CT 06880
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